Mandate agreement with CSOB

On April 29th, 2003, the energy corporation, CEZ, a. s., executed a mandate agreement on preparing the issuance of domestic debenture bonds with Ceskoslovenska obchodni banka, a. s. CSOB has won the tender concerning the setup of a debenture bond scheme with a 30 billion CZK volume and of a new 5-year issuance under the said scheme with an expected CZK 3 billion.

Through this issuance, CEZ, a. s. is replacing the 5th issuance of domestic debenture bonds, which will be withdrawn from the market in June 2003.

May 2nd, 2003